Exhibit 99.1

Lombard Medical’s New Delivery System for Aorfix™ Endovascular Aortic Aneurysm Repair System Launched in Japan

OXFORDSHIRE, England--(BUSINESS WIRE)--September 26, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a developer, manufacturer and marketer of endovascular abdominal aortic aneurysm (AAA) endovascular repair products, today announced the full commercial launch in Japan of its new low-profile IntelliFlex™ LP delivery system for the Aorfix™ AAA system.

The new delivery system, used to deliver Lombard’s Aorfix AAA stent graph, is exclusively marketed in Japan by Osaka-based Medico’s Hirata, Inc., a leading supplier of medical devices for the Japanese healthcare industry.

Clinical cases confirming the performance and ease-of-use of the IntelliFlex LP delivery catheter in complex aortic aneurysm anatomies were presented at the 12th Annual Japanese Endovascular Symposium on August, 23, 2017, by Makoto Sumi, M.D., of Saitama Cardiovascular and Respiratory Center for Vascular Surgery.

“After a carefully controlled release of Lombard’s new delivery catheter for Aorfix, positive first-hand customer experience is increasing demand in our domestic market. We are confident that the investment made by Lombard in the technology -- and our firm in sales and marketing -- will pay dividends in terms of increased sales for the balance of 2017 and beyond,” said Masataka Hirata, president of Medico’s Hirata. “In addition, early data from the Medico’s-sponsored Japanese clinical study (JANIS) recently presented at the Japanese Society for Vascular Surgery independently confirmed the excellent clinical data in the clinical study which led to Lombard’s FDA approval (PYTHAGORAS).”

Details on the PYTHAGORAS U.S. clinical study can be found in the July edition of the Journal of Vascular Surgery (McGillicuddy et al. J Vasc Surg. 2017 Jul; 66(1):71-78) and on the internet at https://doi.org/10.1016/j.jvs.2016.12.063.

Kurt Lemvigh, CEO of Lombard, commented, “Japan is perhaps the most demanding market in the world in terms of quality of products and clinical outcomes. In any market, especially Japan, it is imperative that all aspects of any manufacturer’s AAA system function perfectly and without fail, given the critical nature of repairing a person’s abdominal aortic aneurysm. It’s no secret Lombard has had its challenges in the past, and has paid the price in terms of the value of its publicly-traded shares. However, we have an excellent portfolio that is highly competitive and thanks to Medico’s Hirata’s efforts and the quality of Aorfix, we are winning market share every month in Japan. Our clinical results are second-to-none and have withstood the test of time. Now we can deliver Aorfix with a low-profile, easy to use catheter and without any fuss factor. Moreover, by focusing on our U.K. home market and the fast-growing AAA markets in Japan and China, we believe we can achieve cash flow breakeven and profitability on rather modest revenue. The operational turnaround at Lombard is tangible. We fully expect that by leveraging our broad technology portfolio, supporting our implanting physicians, and working diligently with our partners Medico’s Hirata in Japan and MicroPort Scientific in China, we can secure a bright future for our Company.”

About Medico’s Hirata, Inc.

Founded in 1918, Medico's Hirata Inc. is a leading supplier and developer of medical device products for the Japanese healthcare industry. Hirata has extensive industry experience for the treatment of abdominal aortic aneurysms, complementing its portfolio of innovative minimally invasive devices in the field of vascular intervention. The AAA market in Japan is estimated at about 10 percent of the AAA global market and has been growing at an average rate of more than 15 percent over the last five years. In Japan, there are over 400 physicians at more than 200 clinics now performing AAA.

About Lombard Medical, Inc.

Lombard Medical, Inc. based in Oxfordshire, U.K., develops, manufactures and markets an innovative range of minimally invasive abdominal aortic aneurysm endovascular repair products. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated May 1, 2017. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Kurt Lemvigh, +44 (0)1235 750 800
Chief Executive Officer